Exhibit 11.1

Statement of Company Policy – Trading in the Company’s Securities

TO:	All Employees, Officers and Directors of Seanergy Maritime Holdings Corp. (the “Company”) and its Affiliates
FROM:	Stamatios Tsantanis, Chairman and Chief Executive Officer
RE:	Statement of Company Policy - Securities Trading By Company and Affiliate Personnel

The Need for a Policy Statement

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in securities, is prohibited by the federal securities laws.  Insider trading violations are pursued vigorously by the United States government and are punished severely.  While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Company’s Board of Directors has adopted this Policy Statement both to satisfy the Company’s obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws.  The Policy Statement also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company.

The Consequences

The consequences of an insider trading violation can be severe:

Company-Imposed Sanctions. An employee’s failure to comply with the Company’s insider trading policy may subject the employee to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. The Company requires all Company personnel and their relations to comply with the law and with the Company insider trading policy. Needless to say, a violation of law, or even an investigation by the Securities and Exchange Commission (“SEC”) that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

Penalties for insider trading are severe for every individual involved regardless of whether they personally benefited from the violation. Penalties may include:

•	Jail sentences;
•	Civil injunctions;
•	Civil monetary damages;
•	Criminal fines;
•	Fines for the Company.

Any individual who is aware on material non-public information from their relationship with the Company is prohibited from trading on or tipping that information to another person to trade on. An employee who tips information to a person who then trades is subject to the same penalties as the tippee, even if the employee did not trade and did not profit from the tippee’s trading.

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company or any of the Company’s affiliates (a “Covered Person”) who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company, including family and friends.  In addition, it is the policy of the Company that no Covered Person who, in the course of working for or on behalf of the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempt from the policy.  The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Disclosure of Information to Others. The Company has established procedures for releasing material information about the Company in a manner that is designed to achieve broad public dissemination of the information immediately upon its release.  You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures.  You also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum.

Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities.  Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material.  Some examples of information that ordinarily would be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;
•	Earnings that are inconsistent with the consensus expectations of the investment community;
•	A pending or proposed merger, acquisition or tender offer;
•	A pending or proposed acquisition or disposition of a significant asset or vessel;
•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•	A change in management;
•	Development of a significant new product or process;
•	Impending bankruptcy or the existence of severe liquidity problems;
•	The gain or loss of a significant charterer.

“20-20” Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight.  As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

When Information is “Public”. If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or a SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until the second trading day after the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in the Company’s securities until Wednesday.  If an announcement were made on a Friday, Tuesday generally would be the first eligible trading day.

Transactions by Family Members. The insider trading policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in securities).  You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities.

Transactions under Future Company Plans

Stock Option Exercises. The Company’s insider trading policy does not apply to the exercise of an employee stock option.  The policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Trading Windows and Blackout Periods

Trading Windows. A Covered Person may trade in Company securities only during the period beginning at the opening of trading on the second full trading day following the Company’s widespread public release of quarterly or year-end operating results, and ending at the close of trading on the 30th day following the end of the next quarter (or, if such 30th day is not a trading day, on the next trading day), as long as the Covered Person is not in possession of material nonpublic information or subject to any special trade blackout.

No Trading During Trading Windows While in the Possession of Material Nonpublic Information. No Covered Person possessing material nonpublic information concerning the Company may trade in Company securities even during applicable trading windows. Persons possessing such information may trade during a trading window only after the opening of trading on the second full trading day following the Company’s widespread public release of the information.

No Trading During Blackout Periods. No Covered Person may trade in Company securities outside of the applicable trading windows or during any special blackout periods that the Company’s CEO may designate.  In addition, no Covered Person may disclose to any outside third party that a special blackout period has been designated.

Pre-Clearance by CEO. All transactions in Company securities by a Covered Person must be cleared in advance by the Company’s CEO.

Exception for Transfers Pursuant to Rule 10b5-1

Blackout periods shall not prohibit transfers of Company securities made pursuant to a written contract, letter of instruction or plan that (a) complies with the requirements of SEC Rule 10b5-1 (a “Rule 10b5-1 Plan”), and (b) has been approved by the Company’s CEO in advance of the first trade thereunder. In order to receive such approval from the Company’s CEO a Covered Person must certify in writing that (i) such Covered Person was not in possession of material nonpublic information about the Company at the time the Rule 10b5-1 Plan was adopted, (ii) that all trades made under the Rule 10b5-1 Plan will comply with Rule 10b5-1 Plan and applicable securities laws, and (iii) the Rule 10b5-1 Plan complies with the requirements of Rule 10b5-1.  No such approval by the CEO shall be considered the CEO’s or the Company’s determination that the Rule 10b5-1 Plan satisfies the requirements of Rule 10b5-1. It shall be the sole responsibility of the person establishing the Rule 10b5-1 Plan to ensure that such plan complies with the requirements of Rule 10b5-1.

Miscellaneous

Post-Termination Transactions. This Policy Statement will continue to apply to your transactions in Company securities even after you have terminated your employment with or position as a director of the Company or its affiliates.  If you are in possession of material nonpublic information when your employment or directorship terminates, you may not trade in Company securities until that information has become public or is no longer material.